

December 21, 2012

Via E-mail
Gregory W. Norwood
Executive Vice President and
Chief Financial Officer
First Niagara Financial Group, Inc.
726 Exchange Street, Suite 618
Buffalo, NY 14210

> **Re:** **First Niagara Financial Group**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-35390**

Dear Mr. Norwood:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 24

1. In your future filings, consistent with Item 503(c) please delete your statement that the risks you disclose "are not the only risks that may have a material adverse effect on the company" and indicate that you have addressed all material risks. In your future filings, please consider adding separate risk factors addressing each of the following risks:

   - Over seventy five percent of your loans are real estate related and approximately half of are concentrated in upstate new York;

- The percentage of your loan portfolio that was acquired and not originated by you; and
- One third of your assets are invested in securities, with over ten percent in collateralized loan obligations and over seven percent in asset- backed securities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 37

2. In your future filings, please revise this section consistent with Item 303(a)(3)(ii) and Release No. 33-8350 to analyze trends in the past three fiscal years, including the increase the percentage of your portfolio in real estate related loans, increased concentration of loans in upstate New York, and trends in underwriting standards including the amount of leverage;

Note 1. Summary of Significant Accounting Policies

Allowance for Loan Losses, page 95

3. In order for us to have a full and complete understanding of how you have followed and applied your allowance for loan loss methodology in a manner consistent with GAAP and your specific accounting policies as they relate to loan classification, migration of loans through nonperforming loan categories, recognition of loan impairment and any appropriate and timely decreases in the fair value of collateral by way of incremental loan loss provisions and/or partial and full charge-offs of respective loans under review, please provide a timeline for the five largest charge-offs recognized in both 2010 and 2011 as well as your five largest nonaccrual loans at December 31, 2011:

- Loan origination date, amount and classification;
- Specific triggering events or specific circumstances (by date) which resulted in changes to loan classification;
- The underlying collateral supporting the loan;
- The dates of the last two appraisals and a discussion of the findings associated with each appraisal or alternative fair value determination and how they were used in determining specific loan loss provision amounts, partial and/or full charge-offs; and
- Other specific information relevant to the loan such as any loan restructuring or other loan workouts associated with any residual loan balance or current balance-especially for those currently in nonaccrual status, etc.

Credit Quality Indicators, page 118

4. We note in table on page 118 that you have approximately $143 million acquired loans past due greater than 90 days on which you continue to accrue interest based on your

assertion that you can reasonably estimate the future cash flows of these loans. Please tell us the following so that we may better understand your accounting:

- Under what conditions would you place acquired loans on non-accrual status;
- Quantify the amount of interest income recognized on acquired loans past due greater than 90 days for the periods presented;
- Tell us how you determine on an ongoing basis that collectability is reasonably assured for both loans individually evaluated for impairment and those in pools accounted for under ASC 310-10 by analogy; and
- Quantify the portion of the acquired loans greater than 90 days past due that are individually evaluated for impairment and those in pools.

Form 8-K/A filed August 3, 2012

Item 9.01 Financial Statements and Exhibits

5. We note that you did not provide historical financial statements and pro forma income statement related to the acquisition of HSBC branches and related deposits and loans as it did not represent the acquisition of a business that had continuity both before and after the acquisition. We further note your disclosure on page 9 of your Form 10-Q for the quarter ended September 30, 2012 that you considered the HSBC Branch Acquisition a purchase of a business for accounting purposes. Please tell us the following:

- Provide us a comprehensive analysis explaining how you determined it was not necessary to provide historical financial statements or pro forma financial information required by Rule 3-05 and Article 11 of Regulation S-X related to this acquisition;
- How you determined that this acquisition represented the purchase of a business for accounting purposes; and
- How you determined that the acquired business did not have continuity of operations both before and after the acquisition.

Schedule14A

Transactions with Certain related Persons, page 16

6. In your future filings, please revise the second paragraph on page 16 to state with regard to all loans that you made to related persons that:

- none are nonaccrual, past due restructured or potential problems;
- all were made in the ordinary course of business; and
- none involve more than the normal risk of collectability and do not present other unfavorable features.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3423 if you have questions regarding our comments on the financial statements and related matters. Please contact Jonathan Gottlieb, Staff Attorney, at (202) 551-3416 or Todd Schiffman, Assistant Director, at (202) 551-3775 with any other questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief